                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                       ECHOSTAR COMMUNICATIONS CORPORATION
                       -----------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    278762109
                                  ------------
                                 (CUSIP Number)

                               David K. Moskowitz
              Senior Vice President, General Counsel and Secretary
                       EchoStar Communications Corporation
                            5701 South Santa Fe Drive
                               Littleton, CO 80120
                                 (303) 723-1000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 8, 1999
                             -----------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

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                                SCHEDULE 13D

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CUSIP NO. 278762109                                         Page 2 of 9
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     1.    NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE
           PERSON                    Charles W. Ergen
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     2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                                  (b) / /
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     3.    SEC USE ONLY

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     4.    SOURCE OF FUNDS           OO
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     5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  / /
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     6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                                     U.S.A.
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NUMBER OF                           7.  SOLE VOTING POWER
SHARES                                            30,050,398*
BENEFICIALLY                               ---------------------------
OWNED BY                            8.  SHARED VOTING POWER
EACH PERSON                                       0
WITH                                       ---------------------------
                                    9.  SOLE DISPOSITIVE POWER
                                                  29,888,223*
                                           ---------------------------
                                    10. SHARED DISPOSITIVE POWER
                                                  0
                                           ---------------------------
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     11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON                    30,050,398
--------------------------------------------------------------------------------
     12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES   / /
--------------------------------------------------------------------------------
     13.   PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                     61.9% **
--------------------------------------------------------------------------------
     14.   TYPE OF REPORTING PERSON
                                       IN


---------------------------
* Mr. Ergen's power to vote and dispose of such shares is subject to the provisions of the Voting Agreement described in Item 6 below.
** 29,804,401 of the shares of EchoStar Class A Common Stock beneficially held by Mr. Ergen are issuable upon conversion of Mr. Ergen's holdings of EchoStar's Class B Common Stock. Given that each share of Class B Common Stock is entitled to ten votes per share, Mr. Ergen beneficially owns equity securities of EchoStar representing approximately 93.5% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock and the exercise of all employee stock options held by him). See Item 5 below.

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                                SCHEDULE 13D

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CUSIP NO. 278762109                                         Page 3 of 9
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                                SCHEDULE 13D

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CUSIP NO. 278762109                                         Page 4 of 9
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                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                                ----------------

Item 1.     SECURITY AND ISSUER.

         This Amendment Number 1 to Schedule 13D relates to shares of Class A Common Stock, $0.01 par value per share ("Class A Common Stock") of EchoStar Communications Corporation, a Nevada corporation formed in April 1995 ("EchoStar"). The principal executive offices of EchoStar are located at 5701 South Santa Fe Drive, Littleton, Colorado 80120.


Item 2.     IDENTITY AND BACKGROUND.

         This statement is being filed by Charles W. Ergen. Mr. Ergen's principal occupation is Chairman of the Board of Directors, Chief Executive Officer and President of EchoStar, and his principal address is 5701 South Santa Fe Drive, Littleton, Colorado 80120. Mr. Ergen has not, during the last five years, (i) been involved in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.


Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Ergen acquired the shares of Class A Common Stock pursuant to the transactions, and for the consideration, described in Item 4 below.


Item 4.     PURPOSE OF TRANSACTION.

         In connection with EchoStar's initial public offering in June 1995 and pursuant to an Amended and Restated Agreement for Exchange of Stock and Merger, dated as of May 31, 1995 (the "Exchange Agreement"), by and among EchoStar, Mr. Ergen and Dish, Ltd. (formerly known as EchoStar Communications Corporation, a Nevada corporation formed in December 1993, and hereinafter referred to as "ECC"), EchoStar issued 29,804,401 shares of its Class B Common Stock, par value $.01 per share ("Class B Common Stock") and 1,535,847 shares of its Series A Preferred Stock to Mr. Ergen in exchange for 39,739,202 shares of common stock and 2,047,796 shares of preferred stock of ECC (the "Exchange"). Each share of Class B Common Stock and Series A Preferred Stock of EchoStar that was issued to Mr. Ergen pursuant to the Exchange was convertible into one share of Class A Common Stock. Accordingly, such shares were convertible into an aggregate of 31,340,248 shares of Class A Common Stock.

                                SCHEDULE 13D

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CUSIP NO. 278762109                                         Page 5 of 9
--------------------                                        --------------------


         In December 1995, pursuant to the Exchange Agreement, Mr. Ergen's warrants for shares of ECC common stock were converted into warrants for 5,823 shares of Class A Common Stock.

         In August 1996, Mr. Ergen was granted employee stock options for 17,030 shares of Class A Common Stock. Twenty percent of these options vested on August 1, 1997, an additional 20% vested on August 1, 1998, and a further 20% will vest on each August 1 of the years 1999, 2000 and 2001. The current exercise price for these options is $17.00 per share, and the options are to expire five years from the date on which each portion of the option first becomes exercisable, subject to early termination in certain circumstances. On February 12, 1997, Mr. Ergen was granted employee stock options for 30,000 shares of Class A Common Stock. Twenty percent of such options vested on each of February 12, 1998 and February 12, 1999, and an additional twenty percent vests on each of the third through fifth anniversaries of the grant. The current option exercise price is $17.00 per share and the options expire five years from the date on which each portion of the option first becomes exercisable, subject to early termination in certain circumstances. On February 2, 1998, Mr. Ergen was granted employee stock options to purchase an additional 30,000 shares of Class A Common Stock. One third of the option vests on April 15, 1999, and an additional third vests on each of December 31, 1999 and 2000. The current exercise price for these options is $18.2875 per share and the options expire five years from the date on which each portion of the option first becomes exercisable, subject to early termination or forfeiture in certain circumstances.

         Mr. Ergen was awarded 10 shares of Class A Common Stock pursuant to EchoStar's Launch Bonus Plan on each of December 19, 1995, September 10, 1996, October 6, 1997 and May 8, 1998. These awards were granted without cost to Mr. Ergen.

         Mr. Ergen acquired 55,443 shares of Class A Common Stock in a private purchase on April 14, 1998 for $22.00 per share. On June 18, 1998, Mr. Ergen gifted 50,000 shares of Class A Common Stock.

         On February 8, 1999 EchoStar purchased and retired all of its outstanding shares of Series A Preferred Stock, including the 1,535,847 shares of Series A Preferred Stock held by Mr. Ergen, at a purchase price of $52.611 per share, which was the average closing price for EchoStar's Class A Common Stock for the previous 20 trading days. In connection with the repurchase, each holder of Series A Preferred Stock, including Mr. Ergen, also received payment of approximately $3.65 per share in respect of accrued dividends on the Series A Preferred Stock.

         In connection with his acquisition of the securities described in this
Item 4, Mr. Ergen acquired such securities for investment purposes and for Mr. Ergen's own account. Mr. Ergen has no plans which would result in the implementation of any of the enumerated actions listed in paragraphs (a)-(j) of
Item 4 (although Mr. Ergen reserves the right to develop such plans).

                                SCHEDULE 13D

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CUSIP NO. 278762109                                         Page 6 of 9
--------------------                                        --------------------


Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Ergen beneficially owns securities convertible into or exercisable for 30,050,398 shares of Class A Common Stock, representing 61.9% of the class after giving effect to conversion and exercise of all derivative securities held by Mr. Ergen. Such number of shares includes: (i) 1,915 shares of Class A Common Stock held in EchoStar's 401(k) Employee Savings Plan (the "401(k) Plan"); (ii) the right to acquire 70,489 shares of Class A Common Stock within 60 days upon the exercise of employee stock options; and (iii) 29,804,401 shares of Class A Common Stock issuable upon conversion of Mr. Ergen's Class B Common Stock. (Given that each share of Class B Common Stock is entitled to ten votes per share, Mr. Ergen beneficially owns equity securities of EchoStar representing 93.4% of the voting power of EchoStar, assuming no conversion of the Class B Common Stock and the exercise of all employee stock options held by him.) Such number of shares also includes 162,175 shares of Class A Common Stock over which Mr. Ergen has voting power as trustee for the 401(k) Plan. These shares also are beneficially owned through investment power by each individual 401(k) Plan participant. As described in Item 6 below, Mr. Ergen has entered into a Voting Agreement pursuant to which he agreed to certain restrictions on the voting and disposition of his EchoStar stock. In addition, the other parties to the Voting Agreement have agreed to vote their shares of EchoStar stock in the manner recommended by the Board of Directors of EchoStar for a period of five years following the 110 Acquisition (as defined below). Mr. Ergen expressly disclaims beneficial ownership of the shares of Class A Common Stock issuable in connection with the 110 Acquisition.

        (b) Mr. Ergen holds sole voting power with respect to 30,050,398 shares of Class A Common Stock and holds sole dispositive power with respect to 29,888,223 shares, subject to the provisions of the Voting Agreement described in Item 6 below.

        (c) Except as set forth herein, Mr. Ergen does not have beneficial ownership of, and has not engaged in any transaction during the past 60 days in, any shares of Class A Common Stock.

        (d) Mr. Ergen has voting power over 162,175 shares of Class A Common Stock as trustee for the 401(k) Plan. These shares are also beneficially owned through investment power by each individual 401(k) Plan participant. Except for the foregoing, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by Mr. Ergen.

        (e)      Not applicable.

                                SCHEDULE 13D

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CUSIP NO. 278762109                                         Page 7 of 9
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Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Ergen obtained the shares of Class A Common Stock of EchoStar beneficially owned by him pursuant to the Exchange Agreement and other transactions described in Item 4 above.

         On November 30, 1998, EchoStar announced that it had entered into an agreement (the "Purchase Agreement") with The News Corporation Limited ("News Corporation"), American Sky Broadcasting, LLC and MCI Telecommunications Corporation, a subsidiary of MCI WorldCom, Inc. ("MCI"), providing for the transfer to EchoStar of certain satellite broadcasting assets (the "110 Acquisition"). Subject to certain conditions (including approval of EchoStar's stockholders), News Corporation and MCI will transfer these assets to EchoStar in exchange for certain newly-issued shares of Class A Common Stock. The number of shares of Class A Common Stock to be issued is subject to adjustment based on the current trading prices of Class A Common Stock at the time of the 110 Acquisition. If the 110 Acquisition had been consummated on March 2, 1999, EchoStar would have been required to issue 23,428,114 shares of Class A Common Stock, constituting approximately 31.8% of EchoStar's fully-diluted equity and 6.8% of EchoStar's total voting power.

         In connection with the Purchase Agreement, each of the parties thereto and Mr. Ergen entered into a voting agreement dated as of November 30, 1998 (the "Voting Agreement"). Pursuant to the Voting Agreement, Mr. Ergen agreed to vote any shares owned by him in favor of the Purchase Agreement and the transactions contemplated thereby. Mr. Ergen also agreed not to reduce his voting power in EchoStar to 50% or less until the stockholders of EchoStar approve the Purchase Agreement and the transactions contemplated thereby.

         Also pursuant to the Voting Agreement, each of News Corporation and MCI agreed that, for a period of five years after the closing date of the transactions contemplated by the Purchase Agreement, neither it nor its affiliates will: (i) attempt to influence the voting of EchoStar securities (such as through a solicitation of proxies or election contest); (ii) participate in any way in a "group" within the meaning of section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to EchoStar securities; (iii) otherwise act to control or influence the management, Board of Directors or affairs of EchoStar or its affiliates or seek to effectuate a business combination or similar transaction with respect to EchoStar or its affiliates; (iv) deposit the securities of EchoStar in a voting trust or similar arrangement; (v) initiate, or induce another to initiate, a tender offer or shareholder proposal with respect to EchoStar or its affiliates; or (vi) enter into any negotiation or arrangement with any third party with respect to any of the above.

         In addition, each of News Corporation and MCI agreed that for a period of five years after the closing of the transactions contemplated by the Purchase Agreement it will, and will cause its subsidiaries and affiliates to, (i) with respect to the election of directors of EchoStar, vote in the manner recommended by the Board of Directors of EchoStar; and (ii) with respect to any other stockholder action, either vote as recommended by the Board of Directors, or abstain

                                SCHEDULE 13D

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CUSIP NO. 278762109                                         Page 8 of 9
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from voting. The restrictions set forth in section (ii) in the preceding sentence shall not apply to News Corporation or MCI as to actions which would discriminate against (A) the holders of Class A Common Stock relative to holders of any other class of EchoStar's equity securities or (B) News Corporation or MCI relative to any other holder of EchoStar's equity securities.

         The Purchase Agreement restricts transfer of the shares of Class A Common Stock issuable in the 110 Acquisition.

         The summaries contained in this Schedule 13D of certain provisions of the Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

         Mr. Ergen expressly disclaims beneficial ownership of the shares of Class A Common Stock issuable pursuant to the 110 Acquisition.


Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

         Amended and Restated Agreement for Exchange of Stock and Merger, dated as of May 31, 1995, by and among EchoStar, Charles W. Ergen and ECC (incorporated herein by reference to Exhibit 2.2 to the Registration Statement on Form S-1 of EchoStar, Registration No. 33-91276).

         Form of Plan of Merger by and among ECC, Echo Merger Corporation and EchoStar (incorporated herein by reference to Exhibit 2.3 to the Registration Statement on Form S-1 of EchoStar, Registration No. 33-91276).

         Voting Agreement among EchoStar, American Sky Broadcasting, LLC, News Corporation and MCI, dated as of November 30, 1998 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of EchoStar filed December 1,
1998).

                                SCHEDULE 13D

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CUSIP NO. 278762109                                         Page 9 of 9
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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  March 2, 1999                                      CHARLES W. ERGEN
--------------------------------------------   ---------------------------------
                      Date                               Charles W. Ergen